FIRST BUSINESS FINANCIAL SERVICES, INC.
401 CHARMANY DRIVE
MADISON, WISCONSIN 53719

November 18, 2008

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attn: William C. Friar

Re:	First Business Financial Services, Inc. Preliminary 14A Filed November 7, 2008 File No. 001-34095

Ladies and Gentlemen:

        The Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided comments by letter dated November 14, 2008 regarding our preliminary proxy statement for a special meeting of shareholders filed November 7, 2008, which we refer to as our “proxy statement.” The following responses to those comments have been numbered to correspond to the sequential numbering of comments contained in that letter. For the Staff’s convenience in reviewing the responses, each comment has been set forth (in bold) immediately prior to our response.

Preliminary Proxy Statement on Schedule 14A

Purpose of the Preferred Stock, page 5

1.	Disclose whether you have applied to participate in the Treasury Department’s Capital Purchase Program and describe the status of your application.

Company Response:

In response to the Staff’s comments, we have revised the second paragraph of the referenced subsection to add this disclosure.

2.	Disclose the estimated proceeds of your proposed sale of securities to the Treasury Department and disclose how you expect to use them.

Company Response:

United States Securities and Exchange Commission
November 18, 2008

In response to the Staff’s comments, we have revised the third paragraph of the referenced subsection to add this disclosure.

3.	Disclose, if true, that the Treasury Department is not obligated to accept your application to participate in the Capital Purchase Program and that the estimated proceeds of your proposed sale of securities to the Treasury Department are not guaranteed.

Company Response:

In response to the Staff’s comments, we have revised the second paragraph of the referenced subsection to add this disclosure.

4.	Discuss any material effect on your liquidity, capital resources or results of operations if the proposal is approved and the Treasury Department denies your application.

Company Response:

In response to the Staff’s comments, we have revised the second paragraph of the referenced subsection to add this disclosure.

Impact of the Capital Purchase Program

5.	Please discuss how your participation in the Capital Purchase Program may

•	impact the holders of any outstanding senior classes of your securities;

•	impact the rights of your existing common shareholders;

•	dilute the interests of your existing common shareholders;

•	require you to expand your board of directors to accommodate Treasury Department appointments to it;

•	require you to register for resale securities you have issued to the Treasury Department; and

•	impact how you operate your company, for example, how the terms of participation will require you to restructure your executive compensation arrangements.

Company Response:

In response to the Staff’s comments, please note the following:

United States Securities and Exchange Commission
November 18, 2008

•	We have no outstanding equity securities that are senior to our common stock. We have no outstanding debt securities other than one series of junior subordinated notes [issued in connection with the sale of trust preferred securities]. We have revised the second paragraph of the “Effect of the Preferred Stock Upon Holders of Common Stock”subsection to disclose that the CPP shares would be junior to any of our outstanding indebtedness, including the junior subordinated notes.

•	The “Effect of the Preferred Stock Upon Holders of Common Stock” subsection, as amended, discloses the impact of the CPP on our common shareholders.

•	We have revised the fourth paragraph of the “Effect of the Preferred Stock Upon Holders of Common Stock” subsection to disclose the dilutive effect of the CPP shares and warrants.

•	We have revised the third paragraph of the “Effect of the Preferred Stock Upon Holders of Common Stock” subsection to disclose the potential expansion of our board of directors.

•	We have revised the fifth paragraph of the “Effect of the Preferred Stock Upon Holders of Common Stock” subsection to disclosure our registration obligations.

•	We have revised the fifth paragraph of the “Effect of the Preferred Stock Upon Holders of Common Stock” subsection to disclose the operational impact on our company, including how it will impact compensation arrangements.

6.	Disclose whether you will modify any plans or contracts to comply with limits on executive compensation established by Section 111 of the Emergency Economic Stabilization Act of 2008.

Company Response:

In response to the Staff’s comments, we have revised the final paragraph of the “Effect of the Preferred Stock Upon Holders of Common Stock” subsection to add this disclosure.

7.	On page 6, disclose the company’s market price as of a current date, or an average over a current period, and then using that price, disclose the minimum and maximum number of warrants that may be issued.

Company Response:

United States Securities and Exchange Commission
November 18, 2008

In response to the Staff’s comments, we have revised the fourth paragraph of the “Effect of the Preferred Stock Upon Holders of Common Stock” subsection to add this disclosure.

Financial Statements

8.	Item 13 of Schedule 14A requires you to include financial information in your proxy statement if you are seeking authorization to issue common or preferred stock under certain circumstances. We note that you have not included financial information in your proxy statement. Please explain to us why you believe financial statements are not material in connection with issuing the securities. See Note A to Schedule 14A and Instruction 1 to Item 13(a) of Schedule 14A. If you expect the proceeds of the sale of securities to the Treasury Department to have a material impact on your financial statements, you may provide a discussion of the pro forma effect rather than pro forma financial statements. In your discussion, please address the impact of both the minimum and maximum estimated proceeds on both the balance sheet and on the income statement.

Company Response:

We believe that historical financial information specified in Item 13 is not material given Instruction 1 to Item 13(a) and our circumstances. Our potential issuance of preferred stock to the Treasury Department would be for cash in an amount constituting fair value, and as a result, as discussed in Instruction 1 to Item 13(a), we do not believe that the inclusion of our historical financial information in the proxy statement is material to the exercise of prudent judgment by our shareholders. Importantly, our financial statements do not reflect a significant deterioration in our results or financial condition as has occurred with some bank holding companies. As now more fully described in our proxy statement, the issuance of preferred stock to the Treasury Department is not critical to our capital position or liquidity. While we have not included historical financial statements, we have disclosed the following pro forma information that we believe may be useful to shareholders:

•	Total capital;

•	Tier 1 capital;

•	Ratio of total capital to risk-weighted assets;

•	Ratio of Tier 1 capital to risk-weighted assets; and

•	Fully-diluted earnings per share.

*    *    *

        We acknowledge that:

United States Securities and Exchange Commission
November 18, 2008

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you have any questions regarding these responses to your comments or any other matter, please contact me at (608) 232-5902.

Very truly yours, /s/ Barbara M. Conley Barbara M. Conley Senior Vice President, Corporate Secretary and General Counsel

cc:	Jonathan E. Gottlieb Securities and Exchange Commission Jerome J. Smith Corey A. Chambas James F. Ropella First Business Financial Services, Inc. Steven R. Barth Mark T. Plichta Foley & Lardner LLP